EXHIBIT 2

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June 2, 2004

CONFIDENTIAL

VIA FIRST CLASS MAIL AND FACSIMILE (214) 887-0998

Westdale Properties America I, Ltd.

Attention: Joseph G. Beard

3300 Commerce

Dallas, Texas 75226

Re: Schlotzsky’s, Inc.

Dear Joe:

On behalf of the Board of Directors of Schlotzsky’s, Inc. (the “Company”) and its Special Advisory Committee, thank you for extending the deadline to respond to your recent correspondence. This letter is in response to your letters of May 24 and May 25, 2004.

You promised us a written term sheet at dinner on May 3rd. It has never come. When the parties signed the Confidentiality and Standstill Agreement (the “Standstill Agreement”), we had every reasonable expectation of receiving a proposal (albeit contingent on further due diligence and other customary conditions). We have not received from you what a reasonable businessperson would understand to be a proposal. Your purported “proposal” lacks both a price per share and a specific financing amount. All we have actually received is a series of extensive requests for information and a set of draft documents. A public company does not usually provide extensive access to confidential and inside information without a term sheet (at a minimum) on the table.

Without a complete proposal, we must proceed, in keeping with prudent corporate governance practice, to schedule the annual meeting of shareholders of the Company. Because you will neither provide the promised term sheet nor extend the Standstill Agreement without an extensive set of new conditions, the Board has determined that there is no reason to further delay the annual meeting. Despite the existence of the Standstill Agreement, you obviously retain your full rights as a shareholder to vote your shares at your discretion and also speak during the annual meeting for a time to be mutually agreed upon.

We are not attempting to, by our actions, entrench current management. We have no reason to entrench current management. By the same token, we believe it to be irresponsible to fire current management if no viable alternative is available to us. Westdale’s actions appear to be directed at obtaining confidential information from the Company or to eliminating current

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Westdale Properties America I, Ltd.

June 2, 2004

management instead of working with us to obtain additional capital for the Company—the focus of the work of the Special Advisory Committee.

We do not intend to address each of the specific issues raised in your letters. The tone and tenor of your last two letters, given the high degree of cooperation demonstrated by the Special Advisory committee, is disappointing. The implications and veiled threats in them about our performance do not reflect an understanding or appreciation of the high level of diligence your requests have required. We are aware of and are working diligently to strengthen the capital structure of the Company. We will continue to direct our efforts to obtaining an infusion of capital for the Company and hopefully, you and your colleagues will join us in those mutually productive working discussions. Please be assured that we are working with you in good faith and we invite you to a meeting with the Special Advisory Committee. We will be willing to meet any time, any place, anywhere, given any reasonable notice.

The Board and its committees (including the Special Advisory Committee) will meet next week in Austin on June 7 and 8, 2004 at various agenda times yet to be determined. If you and your colleagues would like to be heard (and “complete” proposals made and considered) during those 2 days, please contact me immediately at 512/536-4501 or ppowers@fulbright.com. We would be pleased to hear from you and your group.

Joe, we look forward to working with you to obtain the best results for Schlotzsky’s, Inc.

Very truly yours,

/s/ Pike Powers

Pike Powers

Chairman, Special advisory Committee of the

Board of Directors of Schlotzsky’s, Inc.

PP/vh

cc:	Board of Directors of Schlotzsky’s, Inc.
Vickie G. Leady, Esq. (Schlotzsky’s, Inc.)
Greg R. Samuel, Esq. (Haynes and Boone, L.L.P.)